EXHIBIT 99.1

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Aeterna Zentaris Announces Closing of US$13.2 Million Public Offering of Common Shares and Warrants	Press Release For immediate release

Québec City, Canada, January 14, 2014 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced the closing of its previously announced public offering of 11.0 million units (the “Offering”) generating net proceeds of approximately US$12.2 million, with each unit consisting of one common share and 0.8 of a warrant to purchase one common share, at a purchase price of US$1.20 per unit. Each warrant is exercisable for a period of five years at an exercise price of US$1.25 per share. Canaccord Genuity Inc. acted as the sole book-running manager, and Maxim Group LLC, H. C. Wainwright & Co., LLC and MLV & Co LLC acted as co-managers for the Offering.

The Company intends to use the net proceeds from the Offering to continue to fund its ongoing drug development activities, primarily for the advancement of its zoptarelin doxorubicin program, secondly for its macimorelin acetate program, including the preparation of its commercial launch, for the potential addition of commercialized products to its pipeline as well as for future negative cash flow, general corporate purposes and working capital.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company’s pipeline encompasses compounds from drug discovery to regulatory approval. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-

looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com